Exhibit 1

Announcement  |  Lisbon  |  8 September 2014

Portugal Telecom General Shareholder Meeting

Portugal Telecom, SGPS SA (“PT”) announces that its shareholders have voted today to accept the proposal submitted by the Board of Directors within the single item on the agenda of the General Meeting, convened on 8 August 2014 to deliberate on the terms of the agreements to be executed between PT and Oi, SA (“Oi”) within the business combination of these two companies.

As previously communicated, the proposal regarded the continuation of the implementation of the business combination of PT and Oi, with the necessary adjustments to the terms originally announced and once the respective conditions precedent had been satisfied, through the execution and implementation of the necessary agreements with Oi, including an exchange agreement and a call option agreement, in order to (i) implement an exchange between PT and the wholly-owned subsidiaries of Oi — PT Portugal, SGPS, SA and PT International Finance, BV (the “Oi Subsidiaries”) — pursuant to which PT would acquire the Rioforte Investments in exchange for the transfer by PT of 474,348,720 common shares and 948,697,440 preferred shares of Oi, representing approximately 16.9% of Oi’s share capital and 17.1% of Oi’s voting rights (the “Oi Call Option Shares”); and (ii) the grant by the Oi Subsidiaries to PT of an irrevocable and non-transferrable call option to reacquire the Oi Call Option Shares (for an exercise price of R$2.0104 per common share and R$1.8529 per preferred share), for a period of six years, with the exercise price being in each case adjusted by the Brazilian CDI rate plus 1.5% per annum.

The terms of the agreements to be executed between PT and Oi, within the business combination of these two companies, as described above, were approved by a majority of 98.25% of the votes present or represented and cast at the General Meeting, being present or represented 46% of the voting share capital. As per the clarification provided by the Chairman of the General Meeting of Shareholders, released on 4 September 2014, the shareholder Telemar Norte Leste, SA was not allowed to vote.

Following this approval, the agreements that execute the Memorandum of Understanding disclosed on 16 July 2014 were signed today. Their effectiveness is subject to the approval by Comissão de Valores Mobiliários as previously announced.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt